SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

25 May 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-

Form 20-F ____X____      Form 40-F ________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193

Yes _________      No ____X_____

      If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-___________

EXHIBIT INDEX

This filing contains the following exhibits.

EXHIBIT                                                                                       DESCRIPTION

99.1                                                                                               Rule 2.10 Announcement dated 25 May 2006

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

25 May 2006                                                                                                                         Cambridge Antibody Technology Group PLC

                                                                                                                                                                 By: /s/ John Aston
                                                                                                                                                                 Name: John Aston
                                                                                                                                                                 Title: Chief Financial Officer

EXHIBIT 99.1

                                 ANNOUNCEMENT

FOR IMMEDIATE RELEASE

25 May 2006

                CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ("CAT")

                             RULE 2.10 ANNOUNCEMENT

CAT announces, in accordance with Rule 2.10 of the City Code on Takeovers and
Mergers, that subsequent to an issue of 4,640 ordinary shares under the CAT
Company Share Option Plan ("CSOP"), its issued share capital as at the 25
May 2006 comprises 53,200,125 ordinary shares of 10p each in issue (including those represented by American Depositary Shares) ("CAT Shares").

The ISIN reference number for the CAT Shares is GB0001662252 and for the
American Depositary Shares of CAT is US1321481079.

Enquiries:

Justin Hoskins (Company Secretary), CAT

Tel: +44 (0) 1223 741 741

END